UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 23, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual Report

as of December 31, 2009

To our Shareholders, Customers, Employees and Suppliers

Another year has gone by in the history of Transportadora de Gas del Sur S.A. (“TGS”), allowing us to show once again our professionalism and expertise in each of the businesses we conduct, which were translated into a permanent contribution to the consolidation of the gas industry. Unquestionably, the most outstanding event in the year 2009 has been the execution of the works of the Strait of Magellan Crossing Project, foreseen to be completed by the beginning of the year 2010. This work has turned out to be the most significant in the last years, not only for TGS but for the whole gas industry in Argentina as well.

TGS in 2009

We have come to the end of the year 2009 with the certainty of having achieved goals that presented genuine challenges, mainly within the scope of the gas transportation industry. We should underline the approval of the Presidential Decree No. 1,918/2009 by the Executive Branch in December, which ratified the Transitional Agreement that had been entered into by the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) and TGS in late 2008. The agreement had set forth a 20% increase in tariffs, retroactive to September 1, 2008, and resulted in a Ps. 122.1 million revenues growth for the year 2009.

We are satisfied to point out at the progress we have achieved in the 2006/2009 Expansion Works conducted within the Gas Trust Fund Program, with the coming into service of an additional transportation capacity of 102 million cubic feet per day (“MMcf/d”). The operation and maintenance of these expansions have triggered an annual revenues increase of approximately Ps. 14 million. For the second year in a row, in June 2009 our president Cristina Fernández de Kirchner visited our facilities for the inauguration of the expansion works mentioned above.

We are proud of our participation as Project Managers in the installation of a new pipeline through the Strait of Magellan, financed within the framework of the Gas Trust Fund Program by Nación Fideicomisos in its capacity as Trustee, and conducted by the Argentine Government to promote the exploration and development of alternatives that ensure the supply of natural gas at a nationwide level. This work is critical to further the expansion of our pipeline system, as it will allow to transport an additional gas volume of 600 MMcf/d to the continent from the fields located in Tierra del Fuego Island and adjacent maritime areas. In our role as Works Manager, in accordance with the terms of the Management Contract executed in December 2006, we provided technical counseling for the works engineering and execution as well as financial advising in the selection of suppliers, in order to ensure strict compliance with both the schedules and technical specifications of the works.

With respect to the natural gas liquids (“NGL”) production and commercialization business, although in 2009 international prices were much lower than in 2008, we managed to negotiate better prices in the new export agreements related to both liquefied petroleum gas (“LPG”) and natural gasoline, which came into effect as from September 1, 2009 and January 1, 2010, respectively. This year the production of liquids achieved a remarkable performance: in spite of the negative impact of the oil industry stoppage for several days due to union conflicts - among other factors that had a negative effect on production- volumes were even slightly superior to the ones recorded last year.

In the “Other Services” segment, in addition to rendering works management services in pipeline expansions, we also conducted businesses that permitted us to seize synergies for our transportation and processing businesses. In that respect, we can emphasize the work contracted by YPF S.A. (“YPF”) in Bahía Blanca to enhance the injection of natural gas from the regasification tanker to our pipeline system. Regarding the telecommunications business we conduct through our controlled company Telcosur S.A. (“Telcosur”), we have renegotiated agreements, extending the terms and increasing the scope of our services. To meet this higher demand, we have entered into agreements with suppliers of the telecommunications industries and we have also undertaken several expansion works.

We have carried out the investments required to operate our pipeline system safely and reliably, in line with current regulations and legislation, at all times preserving the integrity of our assets, and honoring our vision and values. This effort was reflected in an average equipment availability of 97.2% and a three-day peak delivery average of 2.8 billion cubit feet per day (Bcf/d). The maintenance investments carried out at the Cerri Complex enabled us to keep an optimal operational level in this processing plant.

In the financial arena, we further pursued the policy of reducing indebtedness that we had started in the year 2008, through the purchase of debt notes under par with a face value of US$9,650,000, a transaction that generated a profit of around Ps. 11 million. Thus, at year end TGS’s financial indebtedness reached a minimum level of US$ 395 million without principal maturities for the next four years, which ensures a trouble-free financial outlook in the short and mid-term.

In the area of human resources, in 2009 we continued in pursuit of our aims to generate a more pleasant working environment, to provide opportunities for professional and personal development and to maintain several benefits to our employees. The results of this work were more than satisfactory, and have been reflected in the results of the corporate survey conducted by “Great Place to Work”, which shows that in 2009 the satisfaction of our employees was even superior to the level obtained in the surveys carried out in former years. This result positions our company as the 35th greatest place to work within the Argentine companies ranking.

True to our Corporate Responsibility Policy, in 2009 we continued performing our social work in different fields, with the purpose of improving the quality of life of the communities around our area of operations in line with our commitment to sustainable development.

Future Outlook

The year ahead presents us with new challenges, targeted at the development of alternatives that restore our profitability through the re-composition of our revenues, a cut-down of costs that will not affect the quality of our services, and the seizing of business opportunities based on our know-how and operational assets.

In the natural gas transportation segment, we will keep on negotiating with UNIREN to achieve an overall tariff review. We will continue with the management of the expansion works pending execution, which have already been agreed with the Argentine Government, and we will continue with the operation and maintenance of said assets once they have come into service.

In the production and commercialization NGL segment our effort will be focused on enhancing production according to the different sales margins of our products and on ensuring the supply of natural gas through agreements with producers in order to maintain the sustainability of the business.

In the field of Other Services, we will seek to consolidate the growth of the telecommunications business, taking advantage of the network that our controlled company Telcosur has developed, significantly increasing its capacity. Moreover, we will look around for business opportunities in the gas industry that may add value to the company.

It is our objective to enhance the efficiency of our facilities operation and the management of resources related to our business, while at all times keeping our service quality and sticking to our commitment to improve customer satisfaction.

With regards to our human capital, we will strive to build a work community that stands out from the rest in terms of health and safety. To that end, we will focus on achieving a deeper cultural change with the aim to reduce the work accidents rate to a minimum. Additionally, we will keep on working to foster our employees’ professional and personal growth.

In closing, once again we would like to thank our team for their permanent contribution to the shaping of TGS as a leading company, our shareholders for the confidence placed in our management, and our customers and suppliers for making us part of their businesses.

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Natural Gas Industry in Argentina

In the year 2009, natural gas availability was higher than in former years. Once again natural gas was the main source of energy, having generated over 50% of the national energy matrix. In the area of both supply and demand, several factors played a role in the creation of this scenario of higher availability.

Source: BP Statistical Review of World Press (information corresponding to the year 2008).

Gas supply was given a boost by two main factors. On the one hand, natural gas imports from Bolivia increased. On the other hand, the supply from the LNG regasification tanker was higher. Regarding imports from Bolivia, the lower demand from Brazil - main importer from the Bolivian market- increased the flow towards our country by almost 106 MMcf/d compared to last year. Moreover, natural gas supplied to the local market through the regasification tanker in 2009 was significantly higher than in 2008, which was reflected in higher daily deliveries averages. The Argentine Government intends to continue strengthening the supply of natural gas by means of this system, mainly in winter when the demand reaches its highest peak.

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The lower industrial demand derived from the world crisis, improved hydric conditions leading to greater hydroelectric generation, and the recording of less extreme temperatures than former years were all relevant factors that played a part in the demand- supply relationship. The aggregate demand did not significantly exceed the supply, and therefore supply cuts were lower than in the year 2008. Along the same line, as it had already happened in 2008, the natural gas supply to Chile was kept at a minimum level to ensure local supply.

The impending start-up of the pipeline that goes through the Strait of Magellan will allow the transportation of higher natural gas volumes proceeding from the Austral basin, which has a high production potential in proven and probable reserves.

Currently the governments of Argentina and Bolivia are negotiating an addendum to the agreement entered into by both countries in 2006. The purpose of this negotiation is to achieve a 706 MMcf/d increase in natural gas imports from Bolivia, to be implemented in stages as from the year 2011, along a 20-year term. To that end, the Argentine Government foresees to start the construction of the Argentine Northeastern Pipeline to transport gas from this area to the provinces.

In connection with the Gas Plus Plan, launched by the Argentine Government in 2008, in 2009 several projects have been presented by hydrocarbon producers to the Argentine Energy Bureau. The plan allows higher prices for natural gas production proceeding from new concessions, new fields or existing fields of expensive extraction.

Our Business in 2009

Regulated Segment

Gas Transportation

In 2009 gas transportation revenues rose to Ps. 669.4 million, representing an increase of Ps. 163.1 million compared to the Ps. 506.3 million reported in 2008. This rise derives from the 20% tariffs increase granted by the Argentine Government, retroactive to September 1, 2008, which was reflected in a sales growth of Ps. 122.1 million, in addition to the revenues derived from the new firm transportation service bids related to our system’s expansion.

In connection with the contribution of the firm transportation segment to revenues, besides the “whole year” effect of the capacities that had come into service in 2008, in the year 2009 the following services came into effect:

(i) 25 MMcf/d transportation capacity subscribed by Aluar, additional to the 11 MMcf/d that had come into service in the year 2008. This service was rendered under a scheme by which the customer pays in advance, which enabled TGS to carry out the investments required by the related expansion works.

(ii) 102 MMcf/d additional transportation capacity related to the first stage of the start-up of the Expansion Works 2006/2009 (“Hito AP”), carried out and financed under the Gas Trust Fund Program, which -added to the capacities that had come into service in the 2008- totaled 138 MMcf/d for this first stage.

 (iii) Start- up of the availability of the transportation service for a capacity of 42 MMcf/d in the Tierra del Fuego – Santa Cruz Sur transportation route, contracted by the producers who form the Total Consortium.

In the winter 2009, TGS gas pipeline system could satisfactorily meet the demand for natural gas. However, there were supply restrictions for several clients who have firm transportation contracts with TGS, with the purpose of redirecting the gas supply flow to consumers of higher priority, mainly residential users, compressed natural gas (“CNG”) stations and industries connected to the distribution network.

These restrictions, though, were lower than in the 2008 winter due to the input of Energía Argentina S.A. (“ENARSA”) gas to TGS transportation system, under the Total Energy Program. This regasified natural gas proceeded from the liquefied natural gas (“LNG”) regasification tanker located in the Bahía Blanca Port. An aggregate volume of 27.6 billlion cubit feet was injected into our system between May 4 and September 12, representing a 208 MMcf/d average contribution to gas supply to the local market in that period.

With regard to future pipeline system expansions, we are making progress in the 2006/2009 Expansion Works that will allow the transportation of an incremental volume of 378 MMcf/d, which includes the 138 MMcf/d capacity already in service, mentioned above as “Hito AP”.

The 2006/2009 Expansion Works –scheduled to be implemented in gradual start-up stages– are developed under the financial trust program, with the contribution of funds provided by the gas producers and shippers to whom incremental capacity has been assigned. The scheme foresees recovery through incomes proceeding from additional tariff surcharges, paid by all the firm users, with the exception of the residential segment. On the other hand, for the transportation services of the segments already in operation, TGS receives a monthly Charge for Access and Use (“CAU”).

TGS plays the role of technical manager of the 2006/2009 expansion works developed along its pipeline system. Under the terms of the contract executed in late 2006, TGS will be paid Ps. 50 million for the management of expansion works related to a capacity of 247 MMcf/d, while the payment for the management of the remaining 131 MMcf/d is yet to be agreed.

The expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. Within the scope of the works, it is included the construction of a new pipeline that goes through the Strait of Magellan (whose main works have already been completed), which will allow the injection of gas proceeding from the Austral basin. In addition to the technical challenge that the implementation of this project has presented, this work was of paramount strategic relevance for our country, since it will allow the ongoing expansions and deal with the energy demand growth through the development of Argentine reserves.

Financial and Operational Indicators of the Gas Transportation Segment

	2009	2008	2007
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	669.4	506.3	509.5
Operating Income	329.8	187.6	218.4
Depreciation of property, plant and equipment	153.0	151.3	149.1
Additions to property, plant and equipment	95.6	185.8	114.6
Identifiable Assets	3,858.6	3,775.3	3,737.5
OPERATING STATISTICS:
Average firm contracted capacity (in Bcf/d)	2.8	2.6	2.6
Average deliveries (in Bcf/d)	2.2	2.2	2.2
Average deliveries during the three-day peak (in Bcf/d)	2.8	2.8	2.7
Annual load factor (2)	79%	86%	87%
Load factor during winter(2)	86%	85%	93%

 (1) Information corresponding to consolidated financial statements.

(2) Ratio between annual average deliveries and average firm contracted capacity

Non Regulated Segment

NGL Production and Commercialization

In 2009, NGL revenues accounted for 50% of the total revenues of our company, once again the business that generated the highest revenues to TGS. In 2009, revenues related to this segment decreased by Ps. 6.8 million, from Ps. 807.3 million reported in 2008 to Ps. 800.5 million in 2009. The negative impact of lower international prices and  -to a lesser extent- of lower LPG exports were offset by the effect of the Argentine peso devaluation on the revenues stated in this currency.

NGL production in 2009 was quite similar to the levels reached in 2008. The positive factors that promoted production were -as we have already mentioned- the availability of the regasified NGL that was injected in Bahía Blanca, as well as moderate temperatures and access to hydraulic energy, which favored the availability of natural gas for greater processing volume. As negative aspects, we should point out at the international crisis that had an adverse impact on the sale of ethane in the first quarter of the year, the programmed plant stoppage for major maintenance works, and the high level of social conflict that was translated into natural gas supply cuts conducted from the gas fields located in Santa Cruz and obstacles to normal operations in the dispatch of products.

Source: our own data.

With respect to products prices, we should emphasize that in spite of an international scenario that presented reference prices below last year averages, we could still obtain better commercial terms in all negotiations related to product sales transactions. As the adjustment of ethane price is based on the variations of the cost of natural gas and the latter continued escalating, a 10% average increase was recorded as compared to the year 2008. On the subject of LPG exports, in view of the expiration of the former export agreement, a private bidding process was conducted and exports were again allocated to Petrobras International Finance Company (“PIFC”) with a significant improvement for TGS in terms of prices as from September 1. We also negotiated a new agreement for natural gasoline exports with a new customer, coming into effect as from January 1, 2010, which enabled us to improve the sale price as compared to the former agreement.

Regarding natural gas which constitutes the main cost component in NGL production, we have adopted a purchase policy in which spot transactions have a greater share, thus being able to seize business opportunities that could partially mitigate the increase in variable costs.

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 Financial and Operational Indicators of NGL Production and Commercialization Segment

	2009	2008	2007
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	800.5	807.3	667.4
Operating Income	264.6	276.6	297.2
Depreciation of property, plant and equipment	40.0	36.8	32.8
Investments in property, plant and equipment	26.9	26.1	57.0
Identifiable assets	449.0	413.5	474.6
OPERATING STATISTICS:
Liquids total production (in thousands of short tons “short tn”)	986.7	982.6	913.4
Gas processing capacity (in Bcf/d)	46.0	46.0	46.0
Storage capacity (in short tn)	54,840	54,840	54,840

(1)

Information corresponding to consolidated financial statements.

Other Services

This segment, which accounted for 8% of total revenues of the company in 2009, comprises mainly midstream and telecommunications services.

Midstream

Through midstream services, TGS provides integral solutions related to natural gas from wellhead up to the transportation systems. The services comprise gas gathering, compression and treatment – as well as construction, operation and maintenance of pipelines- which are generally rendered to natural gas and oil producers at wellhead. The customers’ portfolio also includes distribution companies, big industrial users, power plants and refineries. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters, and are rendered directly or through the subsidiaries Gas Link S.A. (“Link”), Transporte y Servicios de  Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”).

In 2009, we provided a wide range of technical services to different customers. The services comprised connections to the transportation system, engineering inspections, project management and professional technical counseling. Among them, it is worth mentioning the works conducted for YPF to enhance the injection of natural gas from the regasification tank to TGS pipeline system.

Additionally, we achieved the renewal of several service agreements that ensure the continuity of the business in the mid-term. However, the Company has decided to discontinue some projects that have ceased to be profitable due to the increase in costs. We expressly refer to the termination of operations in the fields Barda Las Vegas and Faro Vírgenes, located in the province of  Santa Cruz. On the other hand, the agreement related to the midstream service rendered in Coronel Cornejo located in Salta has expired, and the assets were afterwards disposed of in accordance with the terms originally agreed on with the customer.

Telecommunications

Telecommunication services are provided through Telcosur, who renders services both as an independent “carrier of carriers” and to corporate clients within its influence area. To this end, Telcosur has a modern digital land radio connection system with SDH technology.

In the year 2009 Telcosur pursued its strategy to consolidate the business in the mid and long term. To this end, Telcosur has renegotiated the terms and volumes of many existing agreements and is currently involved in negotiations to close deals with new customers. Additionally, Telcosur has developed a hybrid network, of radio and optic fiber in almost its whole area of influence, by means of the execution of agreements with telecommunications infrastructure suppliers and the implementation of several expansion works.

Financial and Operating Indicators of Other Services

	2009	2008	2007
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	130.7	105.6	80.4
Operating income	49.6	30.9	25.6
Depreciation of property, plant and equipment	12.2	14.0	14.2
Investments in property, plant and equipment	32.9	5.3	7.9
Identifiable assets	235.9	191.3	174.2
OPERATING STATISTICS:
Compression capacity (in HP)	42,000	42,000	42,000
Treatment capacity (in MMcf/d)	113	396	396

(1)

Information corresponding to consolidated financial statements

Conduction of Operations, Safety, Environment and Quality

With the aim to ensure the operation of our pipeline without interruptions and meet the reliability standards required by the National Gas Regulatory Body in Argentina (“ENARGAS”), in the year 2009 TGS developed specific programs and made investments in maintenance works.  As regards the preservation of TGS’s pipeline system, we are investing both in technological innovation and maintenance works to guarantee pipeline integrity.

Throughout the year 2009 we continued with the project started in 2008, that consists in the implementation of the remotely-operated system for the cathodic protection units, which allows real-time monitoring of said system.

To minimize the effect of external corrosion, the major cause of pipeline failure, we continued with the expansion of our cathodic protection system through the installation of new units and with the in-line inspection program that allows us to keep track of the actual condition of pipeline integrity. We also continued with works related to pipeline failure repair, pipe replacement and external coating changes.

Regarding the other significant failure driver, Stress Corrosion Cracking (“SCC”), we continued addressing the problem with the best available tools in the market as well as the development of our own research technologies.

With the firm belief that technical training is a key tool for achieving optimal operation, TGS invested resources for the construction of a pipeline operation school to conduct practices in pipeline installations. This new school adds to the implementation of the cathodic protection practice field, the welding school and the valve operation practice center.

At the Cerri Complex, a ten-day plant stoppage was carried out in August 2009 in order to perform maintenance works required to achieve the optimal operation of the facilities.

True to our commitment to quality, environment and safety, as outlined in our Policy of Quality, Environment, Safety and Occupational Health Management, in 2009 we achieved the conversion of our quality management system to ISO9001:2008 (the new version), and we also obtained the re-certification of our Safety and Occupational Health Management System in line with OHSAS 18001:2007. Moreover, we passed two ISO14001:2004 maintenance audits.

We continued our work in safety issues to improve unsafe conditions and practices, conducting training and risk assessment activities targeted at strengthening the operational safety of our facilities.

Human Resources

The challenge to follow our Vision requires us to focus our efforts on three key cornerstones:

(i)

to foster creativity and a result-oriented approach in all our staff, translating the Vision into clear objectives shared at all levels;

(ii)

to consolidate a leadership style based on mutual trust, that encourages employee’s involvement and innovation; and

(iii)

to build our human resources management on transparent game rules, based on policies and processes aligned to our business strategy.

Based on these cornerstones and aligned to our corporate values and commitments, in 2009 we implemented several initiatives focused on strengthening the competences required to sustain and reinforce TGS value proposal.

These initiatives converged mainly on three issues: the shaping of a pleasant work environment, the development of vocational training and personal growth opportunities, as well as the preservation of the benefits package.

On the topic of work environment, TGS maintained a sustained growth in the levels of satisfaction and commitment of our employees, following the trend observed in the previous years. This earned us a nomination as one of the greatest places to work in Argentina: we positioned ourselves 35th in the ranking published by “Great Place to Work Institute”, standing out among our peers in the industry.

Leaders play a major role in the development of a pleasant and challenging work environment that implies a differential proposal for our people and contributes to their professional fulfillment. In view of that, we continue working tirelessly on strengthening the outlined leadership style through a new edition of the “Formación de Líderes” Program. Along these lines, we have consolidated a work methodology based on “self-managed teams”, which focuses on the management role.

In the field of benefits, as socially responsible employers we have developed proposals that contemplate the different roles played by the employee and their families in their daily lives. Based on these premises, we devised an institutional health prevention and care program called “Más por vos” (in 2009 it was awarded an “Eikon de Plata” prize in the category Internal Communication) with the object to promote the health of our employees and their families, encourage responsible habits and behavior, for improving their quality of life and contributing to create awareness of the fact that health is a common good. Over 685 people attended the 219 activities conducted from the beginning of the program.

Likewise, in its fourth edition, our “SOS Joven” Program fully complied with its purpose to support our employee’s children in crucial stages of their professional life: the selection of their career, their university studies and their entrance to the job market. Within this program, 20 youths attended the vocational orientation workshops and 16 were awarded college grants.

On the other hand, 19 youths participated in the program “Consejeros” in the year 2009. This program gives the youths the possibility of building answers to their own questions with the counseling of a tutor experienced in their professional field.

Corporate Social Responsibility (CSR)

In 2009, TGS kept on working with the aim to intensify its commitment to sustainable development to improve the life of society as a whole. Thus, our Corporate Social Responsibility (CSR) is included in the Policy of Quality, Environment, Safety and Occupational Health Management, which covers issues related to the environment, quality, safety and health of our employees and contractors.

Last year, TGS released its second “Sustainability Report”, a continuous improvement tool that encourages the proposal of new goals to make further progress in CSR at TGS.

In our first Sustainability Report we carried out an integral cross evaluation of the process, while in the second we went deeper into those issues, meeting the guidelines of the G3 Global Reporting Initiative and including the progress achieved in our compliance with the principles of the Global Compact, of which we have been members since 2004.

Social Investment Programs

“Aprendé un oficio” Trades Training Program

In alliance with Fundación Compromiso, TGS is still working in training projects expressly addressed to unemployed or underemployed people in Bahía Blanca. In 2009 we conducted lathing and woodwork courses for 40 people.

“Granjas Educativas para el Desarrollo” Program

Since 2005 we have worked closely with Fundación Cruzada Patagónica to implement proposals for the institutional development of Patagonic communities. In 2009, we continued with the construction of greenhouses for families from rural communities of the Patagonic northwest.

“Voluntariado Corporativo” Program

Born in 2002, this program intends to stimulate humanitarianism and transmit the commitment of our people to their own community. To keep on with the 2008 Project Contest, four social projects were developed in 2009, and in December we launched the fourth selection of the projects to be implemented in 2010.

Public Awareness Program: “Transportando Conciencia”

We go on with the implementation of the program “Transportando conciencia”, with the purpose of communicating, training and informing the community around our facilities. The program is divided into two complementary actions, one Educational Program at Schools, a series of educational workshops for primary school students, and the other a door-to-door communication campaign.

Scholarship Program with Fundación Cimientos

In 2009, TGS continued tutoring the formal education of 32 children from the cities of Río Gallegos (Santa Cruz) and Cutral-Co (Neuquén) with the objective to ensure their permanence in the formal education system through the scholarship program developed by Fundación Cimientos.

Reading Marathon of the Fundación Leer

In association with Fundación Leer, TGS was part of the National Reading Marathon Day, which engaged 500 schools and over three million children and youths.

Donations Program

We also went ahead with the donations programs to directly assist the following institutions that share our work scope and our commitment to the community: Fundación Proyecto Padres (Training for Parents); Fundamind (Refectory for Children infected with HIV Virus); Fundación Garrahan (waste recycling program), Fundación Camino (trade training courses) and several schools (benefited with the granting of computers).

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TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Body in Argentina, “ENARGAS”).

The Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 have been subject to limited reviews performed by Sibille, the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity, and for the years ended December 31, 2006 and 2005 have been subject to limited reviews performed by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina, independent auditors.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Presidential Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2009 and 2008 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

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2. Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2009 and 2008:

	2009	2008	Variation
	(in millions of pesos)
Net revenues	1,600.6	1,419.2	181.4
Gas transportation	669.4	506.3	163.1
Natural gas liquids (“NGL”) production and commercialization	800.5	807.3	(6.8)
Other services	130.7	105.6	25.1
Costs of sales	(818.3)	(759.8)	(58.5)
Operating costs	(613.1)	(557.4)	(55.7)
Depreciation and amortization	(205.2)	(202.4)	(2.8)
Gross profit	782.3	659.4	122.9
Administrative and selling expenses	(220.8)	(228.0)	7.2
Operating income	561.5	431.4	130.1
Other expense, net	(27.2)	(15.6)	(11.6)
(Loss) / gain on related companies	(0.5)	1.2	(1.7)
Net financial results	(212.1)	(98.5)	(113.6)
Income tax expense	(143.3)	(143.4)	0.1
Net income	178.4	175.1	3.3

Overview

For the year ended December 31, 2009, the Company has reported a net income of Ps. 178.4 million, in comparison to the Ps. 175.1 million net income reported in 2008.

Operating income increased by Ps. 130.1 million, mainly due to the 20% natural gas transportation tariff increase granted by the Argentine Government, which is retroactive to September 1, 2008. Nonetheless, net income was slightly higher, especially when considering that the 2008 net income included an important financial gain of Ps. 114.0 million, which was generated by the purchase, under par, of TGS debt notes in the financial market amounting to US$ 95 million.

Net revenues

Gas transportation

Gas transportation represented approximately 42% and 36% of total net revenues during the years ended December 31, 2009 and 2008, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2009 increased by Ps. 163.1 million compared to the year 2008. This increase primarily reflects the 20% natural gas transportation tariff increase which is retroactive to September 1, 2008, granted by the Argentine Government, through Presidential Decree No. 1,918/09. Through this decree the Executive Branch ratified the transitional agreement signed by TGS and the UNIREN in October 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. As of December 31, 2009, over 90% of the investment plan had been executed with TGS’ own funds.

The transitional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine Government (for further information, see Note 7.a to the consolidated financial statements).

Moreover, gas transportation revenues for the year 2009 increased by Ps. 34.1 million compared to the year 2008. This increase primarily reflects additional revenue generated by new firm transportation contracts along with incremental revenues generated by the operation and maintenance of the 78-million-cubic-feet-per-day-pipeline capacity expansion carried out under the Gas Trust Program, which began operating in phases between the end of 2008 and 2009.

NGL production and commercialization

Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 50% and 57% of TGS’s total net revenues during the years ended December 31, 2009 and 2008, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its NGL production in the domestic and the international markets. TGS sells part of its production of propane and butane to NGL marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported to Petrobras International Finance Company, a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenue from the NGL production and commercialization segment decreased by Ps. 6.8 million in the year ended December 31, 2009 compared to the year 2008. This slight reduction mainly stems from lower average international prices and, to a lesser extent, lower export volumes of propane and butane. These effects were mostly offset by the depreciation of the local currency, which positively impacted revenues when measured in pesos.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the year ended December 31, 2009, revenues from Other services showed an increase of Ps. 25.1 million compared to the year 2008. This increase was explained mainly by the Ps. 7.6 million sale of a treatment plant located in the province of Salta and the works hired by YPF to improve the operation of the natural gas injection from the regasification tanker, generating revenues of Ps. 6.8 million.

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2009, rose by Ps. 51.3 million, compared to the year 2008. This variation is mostly attributable to: (i) higher labor costs of Ps. 38.4 million, and (ii) a Ps. 24.6 million increase in NGL costs. These effects were partially compensated by a Ps. 33.7 million reduction in export taxes.

Other expense, net

Other expense, net increased from Ps. 15.6 million in 2008 to Ps. 27.2 million in 2009. This Ps. 11.6 million increase is mainly explained by higher contingency accruals amounting to Ps. 8.1 million.

Net financial expense

Net financial expense increased by Ps. 113.6 million in the year ended December 31, 2009 compared to the year 2008. The breakdown of net financial expense is as follows:

	2009	2008
	(in millions of pesos)
Generated by assets
Interest income	13.7	16.9
Foreign exchange gain	68.6	60.6
Subtotal	82.3	77.5

Generated by liabilities
Interest expense	(151.4)	(141.0)
Foreign exchange loss	(138.7)	(130.1)
Result of debt prepayment	10.8	114.0
Other financial charges	(15.1)	(18.9)
Subtotal	(294.4)	(176.0)
Total	(212.1)	(98.5)

This variation is mostly explained by a Ps. 114.0 million gain in 2008, which was generated by the purchase, under par, of TGS debt notes in the financial market amounting to US$ 95 million and their cancellation. In 2009, TGS also bought debt notes, of about US$ 10 million, generating a smaller gain, of Ps. 10.8 million.

3. Liquidity

The Company’s primary sources and application of funds during the years ended December 31, 2009 and 2008, are shown in the table below:

	2009	2008	Variation
	(in millions of pesos)
Cash flows provided by operating activities	511.6	582.1	(70.5)
Cash flows used in investing activities	(149.2)	(192.4)	43.2
Cash flows provided by / (used in) financing activities	58.0	(176.3)	234.3
Net increase in cash and cash equivalents	420.4	213.4	207.0

Cash flow from operating activities for the year 2009 decreased by 12%, compared to the previous year. Nonetheless, as the result of the lower investment in capital expenditures, higher cash flow from customers, and lower cancellation of debt, the cash position at the end of the year increased significantly with respect to 2008, rising its liquidity in more than 50%.

7

4. Fourth Quarter 2009 vs. Fourth Quarter 2008

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2009 and 2008:

	2009	2008	Variation
	(In millions of Pesos)
Net revenues	599.0	309.2	289.8
Gas transportation	261.3	122.7	138.6
NGL production and commercialization	302.0	158.9	143.1
Other services	35.7	27.6	8.1
Cost of sales	(238.0)	(206.0)	(32.0)
Operating costs	(186.0)	(154.9)	(31.1)
Depreciation and amortization	(52.0)	(51.1)	(0.9)
Gross profit	361.0	103.2	257.8
Administrative and selling expenses	(87.6)	(56.2)	(31.4)
Operating income	273.4	47.0	226.4
Other expense, net	(13.8)	(0.4)	(13.4)
Gain / (loss) on related companies	0.6	(0.2)	0.8
Net financial results	(33.0)	(30.8)	(2.2)
Income tax	(87.5)	(13.6)	(73.9)
Net income	139.7	2.0	137.7

Total net revenues for the three-month period ended December 31, 2009, increased by 93.7% with respect to the same period ended December 31, 2008. This increase primarily reflects the 20% natural gas transportation tariff increase granted by the Argentine Government, mentioned above.

The NGL production and commercialization segment revenues increased significantly as the consequence of higher NGL international prices during 2009’s fourth quarter, compared with the low prices registered in the fourth quarter of 2008.

During the fourth quarter 2009, Other Services revenues increased Ps. 8.1 million when compared to the same 2008 period. This variation was mainly the result of higher sales generated by construction services.

Costs of sales and administrative and selling expenses for the fourth quarter of 2009 rose by Ps. 63.4 million to Ps. 325.6 million in the 2009 period, from Ps. 262.2 million in the same quarter of 2008. This variation is mostly attributable to: (i) higher export taxes of Ps. 24.7 million, (ii) a Ps. 9.8 million increase in NGL costs, and (iii) higher labor costs of Ps. 12.7 million.

Other expense, net increased from Ps. 0.4 million in the fourth quarter of 2008 to Ps. 13.8 million in the fourth quarter of 2009. This Ps. 13.4 million increase is mainly explained by higher contingency accruals amounting to Ps. 14.4 million.

Net financial expenses increased by Ps. 2.2 million in the 2009’s fourth quarter. The Ps. 81.4 million gain related to the purchase of TGS debt notes amounting to US$ 45 million in the financial market and their cancellation was mostly offset by a higher exchange rate loss, derived from a higher depreciation of the local currency during the last quarter of 2008.

In the quarter ended December 31, 2009, income tax expenses increased by Ps. 73.9 million, compared to the same period of 2008, from Ps 13.6 million to Ps. 87.5 million. This increase stems from a higher taxable income reported in 2009’s fourth quarter.

.

5. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of December 31, 2009, 2008, 2007, 2006 and 2005:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2009	2008	2007	2006	2005
Current assets	1,468,040	829,384	683,173	711,841	720,262
Non-current assets	4,151,150	4,203,940	4,318,511	4,427,401	4,476,968
Total	5,619,190	5,033,324	5,001,684	5,139,242	5,197,230

Current liabilities	607,764	358,185	312,741	378,748	339,459
Non-current liabilities	1,790,317	1,602,410	1,759,395	1,978,363	2,433,664
Subtotal	2,398,081	1,960,595	2,072,136	2,357,111	2,773,123
Minority interest	1	1	1	2	-
Shareholders’ equity	3,221,108	3,072,728	2,929,547	2,782,129	2,424,107
Total	5,619,190	5,033,324	5,001,684	5,139,242	5,197,230

6. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the years ended December 31, 2009, 2008, 2007, 2006 and 2005:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2009	2008	2007	2006	2005
Operating income	561,517	431,432	490,019	570,130	442,897
Other expense, net	(27,145)	(15,624)	(2,594)	(731)	(6,110)
(Loss) / gain on related companies	(540)	1,203	590	(442)	2,607
Net financial results	(212,120)	(98,531)	(193,495)	(189,043)	(209,072)
Net income before income tax	321,712	318,480	294,520	379,914	230,322
Income tax expense	(143,332)	(143,389)	(147,012)	(21,891)	(12,815)
Net income for the period	178,380	175,091	147,508	358,023	217,507

7. Statistical Data (Physical Units)

	Year ended December 31,					Fourth quarter ended December 31,
	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.77	2.60	2.57	2.53	2.41	2.79	2.60	2.58	2.52	2.52
Average daily deliveries (in Bcf/d)	2.20	2.23	2.23	2.16	2.04	1.96	2.10	2.13	2.03	1.95
NGL production and commercialization
* Production
Ethane (in short tons)	358,801	326,281	336,947	419,131	376,678	103,828	78,622	99,960	109,990	102,960
Propane and butane (in short tons)	517,891	538,461	474,080	597,794	489,884	143,155	150,534	130,395	159,097	143,790
Natural Gasoline (in short tons)	110,007	117,807	102,317	125,533	106,239	29,407	31,903	28,483	33,148	31,623
* Local market sales (a)
Ethane (in short tons)	358,801	326,281	336,947	419,131	376,678	103,828	78,622	99,960	109,990	102,960
Propane and butane (in short tons)	277,992	278,187	258,587	316,824	278,205	143,155	72,245	60,405	76,028	48,105
Natural Gasoline (in short tons)	-	434	2,963	4,529	5,429	29,407	434	739	1,243	2,044
* Exports (a)
Propane and butane (in short tons)	248,283	272,138	201,886	275,833	220,337	98,716	81,963	58,061	91,386	95,887
Natural Gasoline (in short tons)	109,748	118,832	98,764	121,962	102,831	31,989	34,065	25,434	38,072	33,263

(a) Includes natural gas processed on behalf of third parties.

8. Comparative ratios

	As of December 31,
	2009	2008	2007	2006	2005
Liquidity (Current assets to current liabilities)	2.42	2.32	2.18	1.88	2.12
Shareholders’ equity to total liabilities	1.34	1.57	1.41	1.18	0.87
Non current assets to total assets	0.74	0.84	0.86	0.86	0.86
Profitability	0.06	0.06	0.05	0.14	0.09

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2009	2008	2007	2006	2005
January	1.77	3.30	4.08	3.25	3.37
February	1.44	3.08	4.00	3.20	3.55
March	1.52	2.90	3.88	3.19	3.40
April	1.47	2.74	4.33	3.11	3.04
May	1.45	2.66	4.84	3.04	3.60
June	1.78	2.30	4.97	3.01	3.26
July	1.83	2.35	4.60	3.18	3.65
August	1.80	2.13	4.27	3.06	3.64
September	2.35	1.88	4.25	3.40	3.79
October	2.20	1.29	4.45	3.56	3.80
November	2.08	1.41	3.62	3.64	3.50
December	2.20	1.40	3.80	4.19	3.36

8

Board of Directors’ Proposal

As the date of issuance of this Annual Report, the Company’s Board of Directors is evaluating the earning appropriation proposal, which will be carried out in the next Board’s meeting held to call the Ordinary Shareholders’ Meeting, in which the approval of the financial statements for the year ended December 31, 2009 will be considered.

Autonomous City of Buenos Aires, February 4, 2010.

Claudio Fontes Nunes
Board of Directors’ Chairman

9

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009							2008
	Shareholders' contributions			Retained earnings				
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	190,597	942,624	1,133,221	3,072,728	2,929,547
Resolution of the Ordinary Shareholders' Meeting held on March 26, 2009:								
Appropriation to legal reserve	-	-	-	8,757	(8,757)	-	-	-
Cash dividends	-	-	-	-	(30,000)	(30,000)	(30,000)	(32,000)
Other comprehensive income (Note 6)	-	-	-	-	-	-	-	90
Net income for the year	-	-	-	-	178,380	178,380	178,380	175,091
Balances at the end of the year	794,495	1,145,012	1,939,507	199,354	1,082,247	1,281,601	3,221,108	3,072,728

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

  1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) and a subsidiary of Petrobras Energía (jointly “Group Petrobras Energía”), 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, (“the Trust”), and the remainder 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed by Group Petrobras Energía and subsidiaries of Enron Corp. (“Enron”) on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Energía transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated  financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2009 and 2008 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the years ended December 31, 2009 and 2008.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2009 and 2008 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Exhibit G.

e)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)

     Current investments

Bank accounts, time deposit  in local currency and private bonds have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at  year-end.

g)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and advances from customers in kind) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

h)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of September 30, 2009 and 2008 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2009 and 2008, the investment in Link has been adjusted by Ps. 4,067 and Ps. 4,209, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU from September 30, 2009 to December 31, 2009 and from September 30, 2008 to December 31, 2008. However, the book value of the investment in EGS as of December 31, 2009 and 2008 includes Ps. 212 and Ps. 55, respectively, corresponding to the transactions between EGS and the Company in the three-month periods ended in such dates. Likewise, because of the condition of TGU’s shareholder with respect to EGS and for such transactions, the book value of the investment in TGU as of said dates includes Ps. 109 and Ps. 28, respectively.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

i)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 7,794 and Ps. 6,964 for the years ended December 31, 2009 and 2008, respectively.

Based on the projections made as discussed in Notes 2.a) and b), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

a)

Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

b)

Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the time of preparation of these consolidated financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Current tax	(152,408)	(146,229)
Temporary differences variation	9,076	2,840
Income tax expense	(143,332)	(143,389)

The components of the net deferred tax assets and liabilities as of December 31, 2009 and 2008 are the following:

Non-current deferred tax assets and liabilities	2009	2008
Allowance for doubtful accounts	1,849	1,681
Deferred revenues	(550)	(622)
Intangible assets	(1,962)	(2,348)
Property, plant and equipment, net	(78,153)	(77,695)
Other provisions	2,343	1,082
Provision for contingencies	31,085	22,948
Current investments	(6,047)	(4,070)
Labor provisions	6,042	4,555
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(45,393)	(54,469)

(1)

Net of deferred tax asset of Ps. 196 and Ps. 129 (recorded under Other non-current receivables) as of December 31, 2009 and 2008, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2009 and 2008 as follows:

_____

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2009	2008
Pre-tax income	321,712	318,480
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(112,599)	(111,468)
Permanent differences at statutory income tax rate:
- Inflation adjustment	(31,420)	(31,550)
- Non-taxable income or non-deductible expenses	(103)	557
- Others	790	(928)
Income tax expense	(143,332)	(143,389)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2009 would have increased in Ps. 625,077 (generating a net liability position of Ps. 670,666), and a positive effect of Ps. 31,594 and Ps. 31,155 on the Company’s net income for the years ended December 31, 2009 and 2008, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
Year 2010	30,361
Year 2011	30,305
Year 2012	30,068
Year 2013	29,303
Year 2014	28,923
Year 2015 onwards	476,117
Total	625,077

a)

Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2009 and 2008, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

b)

Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

c)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

d)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

e)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

f)

Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

-Loss / (gain) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Loss / (gain) on related companies”.

Other expense, net for the years ended December 31, 2009 and 2008, include the following items:

	2009	2008
Net increase in provisions for contingencies (Exhibit E)	(25,607)	(17,458)
Others	(1,538)	1,834
Total	(27,145)	(15,624)

g)

Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2009 and 2008 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

s)

New accounting rules

On December 30, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for fiscal year beginning January 1, 2012. The Company’s management will prepare an implementation plan for the adoption of said accounting rules.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expense, net, (loss) / gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Year ended December 31, 2009	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	669,440	800,503	130,705	-	1,600,648
Operating income / (loss)	329,800	264,629	49,549	(82,461)	561,517
Depreciation of property, plant and equipment	153,047	39,957	12,207	3,166	208,377
Additions to property, plant and equipment	95,558	26,886	32,901	6,053	161,398
Identifiable assets	3,858,617	449,014	235,912	1,075,647	5,619,190
Identifiable liabilities	424,762	125,017	13,447	1,834,855	2,398,081
Year ended December 31, 2008
Net revenues	506,302	807,285	105,615	-	1,419,202
Operating income / (loss)	187,626	276,650	30,898	(63,742)	431,432
Depreciation of property, plant and equipment	151,290	36,827	14,055	1,062	203,234
Additions to property, plant and equipment	185,832	26,076	5,259	11,928	229,095
Identifiable assets	3,775,296	413,531	191,321	653,176	5,033,324
Identifiable liabilities	302,391	62,226	14,051	1,581,927	1,960,595

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Energía. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
MetroGAS S.A.	227,291	180,532
Camuzzi Gas Pampeana S.A.	116,240	90,692
Gas Natural BAN S.A.	89,132	70,054
Petrobras Energía	40,877	31,760
Camuzzi Gas del Sur S.A.	28,898	22,729

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
PIFC	544,968	752,957
Polisur	328,250	235,046

_____

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.  SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2009 AND 2008

		2009	2008
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS S.A.	75,530	9,885
	Camuzzi Gas Pampeana S.A.	36,133	7,881
	Gas Natural BAN S.A.	29,729	7,304
	Camuzzi Gas del Sur S.A.	9,655	2,425
	Profertil S.A. (“Profertil”)	9,034	2,751
	Repsol-YPF S.A. (“Repsol YPF”)	5,182	4,384
	Total Austral S.A. (“Total Austral”)	2,997	2,920
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	2,934	2,022
	Related companies	14,808	3,750
	Others	37,701	17,443
	Subtotal	223,703	60,765
	NGL production and commercialization
	Polisur	38,895	14,755
	Total Austral	521	3,339
	Related companies	51,664	32,794
	Others	6,270	10,225
	Subtotal	97,350	61,113
	Other services
	Profertil	4,155	3,772
	Gas trust fund	40,432	29,803
	Related companies	19,012	6,104
	Others	19,110	21,362
	Subtotal	82,709	61,041
	Allowance for doubtful accounts (Exhibit E)	(5,812)	(5,332)
	Total	397,950	177,587

b)	Other current receivables
	Tax credits	4,024	4,852
	Prepaid expenses	7,340	5,519
	Advances to suppliers	1,811	1,654
	Subsidies receivable	7,322	12,967
	Personal Property Tax to be recovered	3,308	3,457
	Others	8,684	6,358
	Total	32,489	34,807

		2009	2008
c)	Non-current accounts receivable
	Other services
	Profertil	11,437	12,691
	Total	11,437	12,691

d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	196	129
	Easement expense to be recovered	4,233	4,233
	Tax credits	2,948	2,948
	Others	1,318	2,817
	Total	8,695	10,127

e)	Accounts payable
	Suppliers	200,292	173,389
	Customers (Credit balances)	34,787	9,253
	Related companies	36,162	2,827
	Total	271,241	185,469

f)	Current taxes payable
	Turnover tax	75	1,230
	Income tax (net of advances and others)	129,073	15,838
	Value added tax (“VAT”)	15,529	-
	Tax on exports	16,022	6,924
	Others	5,306	4,383
	Total	166,005	28,375

g)	Current advances from customers (1)
	Aluar	6,742	5,363
	Total Austral	4,770	6,926
	Polisur	837	2,452
	Wintershall Energía S.A. (“Wintershall”)	-	2,156
	Panamerican Sur S.R.L. (“PAS”)	3,180	4,617
	Others	885	23
	Total	16,414	21,537

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	4,295	12,032
	Negative equity value (Exhibit C)	4	-
	Other provisions	546	44
	Total	4,845	12,076
		2009	2008
i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	45,589	54,598
	Total	45,589	54,598

j)	Non-current advances from customers (1)
	Aluar	192,174	90,639
	Total Austral	29,415	34,185
	Polisur	1,199	1,733
	PAS	19,610	22,790
	Total	242,398	149,347

(1)

They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

 Cash and cash equivalents at the end of the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Cash and banks (1)	441,023	268,577
Current investments	584,119	336,113
Total cash and cash equivalents	1,025,142	604,690

(1)  As of December 31, 2009 and 2008, includes Ps. 344,555 and Ps. 218,663, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2009	2008
Acquisition of property, plant and equipment through an increase in accounts payable	23,877	19,420
Financial expense capitalization	4,208	3,971

Cash flows resulting from operations include net financial results generated by cash and cash equivalents as of December 31, 2009 and 2008 for Ps. 59,762 and Ps.67,234, respectively.

6.   LOANS

Short-term and long-term debt as of December 31, 2009 and 2008 comprises the following:

	2009	2008
Current Loans:
1999 EMTN Program: Series 2 notes (1)	114	104
Interests payable 2007 EMTN Program	14,869	13,828
Total current loans	14,983	13,932

Non- current loans:
2007 EMTN Program: Series 1 notes	1,502,330	1,398,465
Total non-current loans	1,502,330	1,398,465
Total loans	1,517,313	1,412,397

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, during 2008 and 2009, TGS proceeded to cancel notes with a nominal value of US$ 95,000,000 and US$ 9,650,000, respectively, which were previously bought on the market at lower prices in comparison with their nominal value. These transactions generated a gain of Ps. 10,829 and Ps. 113,981 for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009 TGS’ financial indebtedness amounted to US$ 395,350,000 and thus, the amortization payments will amount to US$ 98,837,500 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

i.

As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

ii.

For the refinancing of the outstanding financial debt.

iii.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Derivative financial instruments

In November 2007, the Company entered into a forward exchange contract with a major financial institution. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. As of December 31, 2007, its fair value amounts to approximately negative Ps. 90 and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account. The operation generated a loss of Ps. 447, which was recorded under the line item “Net Financial Results” in the year ended December 31, 2008.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2011, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received three proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of EPCA and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp.

On October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. As of December 31, 2009, over 90% of the investment plan had been executed with TGS’ own funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. Consequently, in 2009 TGS recorded sales for Ps. 122.1 million in relation with the tariff increase mentioned above. TGS will bill this tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect.  The transitional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government.

In this regard, in October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial tariff increase of the 20%), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated financial statements, TGS is evaluating this proposal. According to the transitional agreement, the Company would reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This agency determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Presidential Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities - the framework for the creation of a trust fund (“the gas trust fund”) aimed  at  financing the expansion of the national gas transportation system.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity of TGS pipeline system by 378 MMcf/d. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS.

According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered for the 247 MMcf/d expansion and the expansion works management fee for the remaining 131 MMcf/d has not yet been determined. As of December 31, 2009, the Company has collected Ps. 10.6 million plus VAT and keeps an account receivable of Ps. 39.8 million (VAT included). The property of the works will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

The expansion works which were completed and had become operative as of December 31, 2009, will carry out an additional expansion of 166 MMcf/d transportation capacity. As of the date of the issuance of these consolidated financial statements, the construction of a new pipeline in the Magellan Strait was in its final stage. It is scheduled for the year 2010 the termination of the works that completes the incremental transportation capacity of 247 MMcf/d, initially agreed.

c)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2009 and 2008, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the NGL sales from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission. However, the process has not been suspended.

As of December 31, 2009, TGS maintains a provision of Ps. 23.6 million.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2009, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of December 31, 2009, the Company recorded a provision of Ps. 43.9 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2009, the remaining balance of the sentence amounted to Ps. 54.7 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of these works plus the cost of complementary works carried out in 2006 were recorded under "Other Liabilities", offsetting the provision mentioned above. As of December 31, 2009, the net provision amounted to Ps. 4.3 million.

e)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. The Company believes that it has several legal instances to defend its position, and accordingly, as of December 31, 2009, TGS has not recorded any provision in respect of this proceeding.

f)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

For the years ended December 31, 2009 and 2008, TGS sold  propane, butane, and natural gasoline to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

Petrobras Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Energía approved the renewal of the Technical Assistance Agreement for a three-year term.

Additionally, TGS renders natural gas transportation services to Petrobras Energía, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the NGL for Petrobras Energía’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the NGL selling price. This service is regulated by a contract which is due in December 2010.

As of December 31, 2009 and 2008, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 94 and 78, respectively. The accrued amounts for such compensations for the years ended December 31, 2009 and 2008 were Ps. 1,950 and Ps. 1,313, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2009 and 2008 is as follows:

	2009		2008
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	-	-	37	-
Petrobras Energía	22,044	35,336	7,573	2,680
Affiliates with significant influence:
Link	245	-	222	-
TGU	219	-	215	-
EGS	25	826	-	143
Other related companies:
PIFC	51,627	-	32,639	-
Área Santa Cruz II U.T.E.	7,787	-	786	-
Refinor S.A.	719	-	480	-
WEB S.A.	1,357	-	397	-
Total	84,023	36,162	42,349	2,823

The detail of significant transactions with related parties for the years ended December 31, 2009 and 2008 is as follows:

Year ended December 31, 2009

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	40,877	30,236	23,647	28,239	40,275	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,170	-	-	-
EGS	-	-	59	1,655	-	-
Other related companies:
PIFC	-	544,968	-	-	-	-
Refinor S.A.	-	-	1,752	-	-	-
WEB S.A.	3,816	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	7,203	-	-	-
Total	44,693	575,204	33,831	29,894	40,275	122

_____

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Year ended December 31, 2008

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	31,760	36,133	21,504	5,122	31,264	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,050	-	-	-
EGS	-	-	51	677	-	-
Other related companies:
PIFC	-	752,957	-	-	-	-
Refinor S.A.	-	-	1,488	-	-	-
WEB S.A.	2,524	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,088	-	-	-
Total	34,284	789,090	27,181	5,799	31,264	122

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. TGS holds 49% of its common stock and Petrobras Energía holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

_____

TGS

EXHIBIT A

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

PROPERTY, PLANT AND EQUIPMENT, NET

	2009												2008
	Cost					Depreciation							
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value
Pipelines	3,409,288	-	-	127,279	3,536,567	923,281	-	83,245	(1) 2.2	1,006,526	-	2,530,041	2,486,007
Compressor plants	1,196,279	-	-	31,085	1,227,364	501,508	-	49,811	(1) 3.3 to 25	551,319	19,600 (2)	656,445	675,171
Other industrial plants	261	-	-	597	858	72	-	24	(1) 3.3	96	-	762	189
Stations of regulation and/or measurement of pressure	113,306	-	-	1,112	114,418	53,084	-	4,526	(1) 4	57,610	-	56,808	60,222
Other technical installations	17,245	-	-	6,213	23,458	12,643	-	1,720	(1) 6.7	14,363	-	9,095	4,602
Subtotal assets related to gas transportation service	4,736,379	-	-	166,286	4,902,665	1,490,588	-	139,326		1,629,914	19,600	3,253,151	3,226,191
Assets related to gas upstream service	122,258	-	1	499	122,756	73,298	-	5,070	2.2 to 25	78,368	-	44,388	48,960
Assets related to NGL production and commercialization service	549,087	-	-	16,180	565,267	299,871	-	30,984	(1) 5.9	330,855	-	234,412	249,216
Lands	5,626	-	-	11	5,637	-	-	-	-	-	-	5,637	5,626
Buildings and constructions	165,840	-	-	4,209	170,049	68,484	-	8,175	2.0	76,659	-	93,390	97,356
Fittings and features in building	5,847	-	-	-	5,847	2,423	-	286	4.0	2,709	-	3,138	3,424
Machinery, equipment and tools	38,514	601	-	215	39,330	30,869	-	1,905	6.7 to 20	32,774	-	6,556	7,645
Computers and Telecommunication systems	266,229	-	-	16,259	282,488	172,890	-	12,944	6.7 to 20	185,834	-	96,654	93,339
Vehicles	19,455	1,084	178	-	20,361	13,692	116	2,049	10 and 20	15,625	-	4,736	5,763
Furniture	13,062	-	-	113	13,175	12,127	-	121	10	12,248	-	927	935
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	53,628	-	7,517	(1) 4.2	61,145	-	116,127	123,644
Materials	115,196	44,556	1,311	(25,439)	133,002	-	-	-	-	-	-	133,002	115,196
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	-	12,254	12,254
Works in progress	164,977	112,283	-	(178,333)	98,927	-	-	-	-	-	-	98,927	164,977
Advances to suppliers of property, plant and equipment	17,237	2,874	-	-	20,111	-	-	-	-	-	-	20,111	17,237
Total 2009	6,410,851	161,398	1,490	-	6,570,759	2,219,488	116	208,377		2,427,749	19,600	4,123,410	
Total 2008	6,208,101	229,095	26,345	-	6,410,851	2,017,901	1,647	203,234		2,219,488	19,600		4,171,763

(1) See Note 2.i).

(2) Corresponding to the impairment of obsolete turbines. TGS made a request to obtain ENARGAS approval for their retirement.

_____

_____

TGS

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

NON-CURRENT INVESTMENTS

	2009										2008
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income / (loss) for the period	Shareholders' equity	% of Common Stock	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	824	Pipeline maintenance	09/30/2009	28	589	1,459	49.00	370
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	955	Pipeline construction and operation services	09/30/2009	237	778	1,517	49.00	481
Subtotal				1,779							851
Gas Link S.A.	$1	502,962	503	(4) (1) (2)	Pipeline construction and operation services	09/30/2009	1,026	(1,505)	8,292	49.00	1,463 (1)
Total				1,775							2,314

(1) Includes the elimination of intercompany profits. See Note 2.h).

(2) Included in Other Liabilities.

_____

_____

TGS

EXHIBIT E

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

ALLOWANCES AND PROVISIONS FOR CONTINGENCIES

Main account		Beginning of the year	Additions	Applications	Decreases	End of the year
Deducted from assets						
Allowance for doubtful accounts	2009	5,332	480 (1)	-	-	5,812
	2008	716	4,616 (1)	-	-	5,332
Included in liabilities						
Provision for contingencies	2009	65,566	25,607 (2)	2,360	-	88,813
	2008	48,108	17,558 (2)	-	100 (2)	65,566

(1) Exhibit H.

(2) Included in "Other expense, net".

_____

_____

TGS

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2009					2008		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and banks	US$	105,933	3.760	(1)	398,308	US$	64,079	218,702
Investments	US$	126,645	3.760	(1)	476,186	US$	88,489	302,012
Accounts receivables, net	US$	30,750	3.760	(1)	115,618	US$	32,665	111,486
Other receivables	US$	2,946	3.760	(1)	11,077	US$	2,028	6,922
					1,001,189			639,122
NON-CURRENT ASSETS								
Accounts receivables	US$	3,042	3.760	(1)	11,437	US$	3,718	12,691
Property, plant and equipment, net	US$	2,498	3.760	(1)	9,392	US$	2,508	8,560
	Euro	1,550	5.460	(1)	8,463	Euro	82	388
					29,292			21,639
					1,030,481			660,761
CURRENT LIABILITIES								
Accounts payable	US$	10,717	3.800	(2)	40,725	US$	3,770	13,018
	Euro	118	5.520	(2)	651	Euro	233	1,116
Loans	US$	3,943	3.800	(2)	14,983	US$	4,035	13,932
Advances from customers	US$	203	3.800	(2)	771	US$	2,870	9,910
					57,130			37,976
NON-CURRENT LIABILITIES								
Loans	US$	395,350	3.800	(2)	1,502,330	US$	405,000	1,398,465
Advances from customers	US$	316	3.800	(2)	1,202	US$	502	1,733
					1,503,532			1,400,198
					1,560,662			1,438,174

(1) Buy exchange rate as of December 31, 2009

(2) Sell exchange rate as of December 31, 2009

US$: United States of America dollars

_____

_____

_____

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Transportadora de Gas del Sur S.A.
Legal address: Don Bosco 3672, 5th. Floor
Buenos Aires
Argentina

1.

We have audited the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of December 31, 2009 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended and other related notes and exhibits.

2.

As provided for by the professional accounting standards in force in the City of Buenos Aires, Republic of Argentina and the regulations issued by the National Securities Commission (“CNV”) for the preparation of financial statements, the preparation and adequate presentation of these financial statements are the responsibility of the Company’s Board of Directors and Management. This responsibility involves: (a) designing, implementing and maintaining adequate internal controls so that the financial statements are free of material misstatements derived from errors or irregularities; (b) selecting adequate accounting policies; and (c) preparing reasonable accounting estimates as appropriate. Our responsibility is to express an opinion on the above-mentioned consolidated financial statements based on our audit.

3.

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a selective test basis, evidence supporting the amounts and disclosures in the financial statements. We relied on our professional judgment to select the procedures to be performed, including assessing the risk that the financial statements may include material misstatements derived from errors or irregularities. In performing this risk assessment, we considered the Company’s existing internal controls over the preparation and presentation of financial statements for the purpose of selecting adequate audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes assessing the accounting principles used and the reasonableness of the significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4.

The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the CNV regulations. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations. As further explained in Note 2 to the consolidated financial statements, the accounting practices applied by the Company conform to the accounting standards set forth by the CNV, and they do not conform to accounting principles generally accepted in the United States. The effects of the differences between the foregoing sets of accounting principles have not been quantified by the Company.

5.

The amendments to the License under which the Company operates, made by the National Government, explained in detail in Note 7, mainly consisting of the suspension of the original tariff adjustment regime, the consequent pesification and the lack of an integral readjustment of the tariffs, have affected the Company’s regulated business, generating uncertainty as to its future development. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and so far it has obtained the National Executive Branch’s ratification of the transitional agreement timely signed with the Unit for Renegotiation and Assessment of Utilities Contracts, the integral renegotiation of which is still pending. Based on the estimated final outcome of such process, the Company has prepared projections to support the recoverable value of its non-current assets related to the regulated business. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will materialize nor whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

6.

In our opinion, subject to the effects of the potential adjustments, if any, as might have been determined to be necessary had the resolution of the matters mentioned in paragraph 5 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of TGS and its subsidiary as of December 31, 2009, and the results of their operations, the changes in shareholders’ equity and their cash flows for the year then ended, in conformity with generally accepted accounting principles in force in the City of Buenos Aires.

7.

The majority shareholder of TGS, Compañía de Inversiones de Energía S.A. (“CIESA”), entered into a debt restructuring agreement with its creditors that towards early 2009 communicated their decision to terminate it. On January 28, 2009, CIESA initiated a separate legal action before the Supreme Court of the State of New York, claiming that the prescription period under the statute of limitations of its corporate notes had expired. The action was initially dismissed by the New York court. In February 2009, its creditors filed a petition for the company’s bankruptcy in the amount of 127 million dollars. In October 2009, CIESA was notified of the ruling entered by the Court of Appeals in Commercial matters dismissing the referred petition for bankruptcy. The company’s creditors then filed an appeal requesting that such ruling be declared null and void, as well as a petition requesting that the judges hearing the case be removed. Both filings were dismissed on November 24, 2009 and December 28, 2009, respectively. In November 2009, and by virtue of the dismissed bankruptcy petition, CIESA filed a petition to repeat the claim and presented new arguments with the New York courts. It is currently waiting for the court’s ruling as to whether it sustains or dismisses the petition to reject the complaint of the company.

8.

The consolidated financial statements of TGS as of and for the year ended December 31, 2008, which are presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 5, 2009, we issued a qualified opinion for the unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business.

Buenos Aires, Argentina
February 4, 2010

SIBILLE

Jorge E. Dietl

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/José Zuliani
	Name:	José Zuliani
	Title:	Senior Legal Counsel

Date: February 23, 2010

Footnotes

1() Not covered by Auditor’s Report, except for items 5, 6 and 8.